Mail Stop 0309	February 23, 2005

Mr. Federico G. Cabo
Chief Executive Officer
Xact Aid, Inc.
5655 Lindero Canyon Road, Suite 106
Westlake Village, California 91362

Re:	Xact Aid, Inc.
Amendment No. 1 to Registration Statement on Form SB-2, filed January 27, 2005
      File No. 333-120807

Dear Mr. Cabo:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment 3. Please provide us an analysis of why you believe the spin-off is non-material.

2. Please update the financial statements as required by Rule
310(g)
of Regulation S-B.


Prospectus Summary, pages 3-6

3. We note your response to our prior comment 10 and reissue that comment. Please provide additional detail, for example, from whom did you acquire the business and assume the promissory note, what amount of funds did you repay, etc.

Summary of Financial Data, page 5

4. The balance sheet amounts disclosed for June 30 and September
30,
2004 do not agree with the amounts disclosed in the financial statement sections of the filing. Please revise to eliminate all inconsistencies.

Risk Factors

"Even if publicly-traded in the future, our common stock may be subject to "penny stock" restrictions." Page 9

5. We note your response to our prior comment 28 and reissue that comment in part. Please expand to discuss the specific legal remedies available to investors of penny stocks.

Plan of Distribution, pages 22-24

6. We note your response to our prior comment 39 and reissue that comment. Please revise here to state that the $1,650,000 you may receive from the exercise of the warrants is an estimate and explain the assumptions you made in calculating that estimate.

Directors, executive officers, promoters and control persons, page
26

7.  We note your dependence upon the services of Mark Levine.
Please
expand the discussion to provide the information requested by Item 401( a ) of Regulation S-B with respect to Mr. Levine. In addition, please file his employment or consulting agreement as an exhibit.
We
may have additional comments.

Security Ownership of Certain Beneficial Owners and Management,
page
27

8. We note your response to our prior comment 43. Please supplementally provide us a detailed analysis supporting your response.





Corporate History, page 29

9. We note your response to our prior comment 44 and reissue that comment in part. Please revise to disclose the number of shares of common stock you issued in the exchange on April 30, 2004.

10. We note your response to our prior comment 45 and reissue that comment in part. Please file the Agreement of Sale and Transfer of
Assets as an exhibit to this registration statement.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, pages 31-36

11. Please revise your overview to update for the fact that you received the $300,000 upon the filing of this registration statement.

Critical Accounting Policies

Revenue Recognition, page 33

12. Refer to your response to comment 55. We note that your accounting policy states that revenue will be recognized at the time of shipment. Please expand your disclosure to address the other revenue recognition criteria, such as persuasive evidence of an agreement, the price is fixed or determinable and collectibility is reasonably assured, listed in SAB Topic 13.A.1 that must be met. Please revise your accounting policy in Note 2, accordingly.

Liquidity and Capital Resources, page 35

13. Your disclosure that you believe you have the ability to secure
additional financing in the gross amount of approximately $800,000 appears to be inconsistent with disclosures in Note 6 to the June 30,
2004 financial statements.   Please clarify management`s plan to
overcome the financial difficulties and discuss your ability or inability to generate sufficient cash to support your operations during the twelve-month period following the date of the financial statements. Revise the notes to the financial statements, accordingly.

Financial Statements as of June 30, 2004

General

14. Please provide audit reports for all audited financial statements included in your filing.

15. We note your response to comment 57. However, it is not clear if the assets were transferred at their carrying amounts in the accounts of Addison-David Diagnostics, Inc. (Formerly QT5, Inc.) at the date of transfer in accordance with paragraph D12 of SFAS 141. Please provide the disclosures required by paragraph D18 of SFAS 141.

16. Please label your financial statements as restated and disclose the nature of the error in the previously issued financial statements and the effect of the error on assets, liabilities, stockholders` equity (deficit), net loss, and the related per share amounts.
Please have your independent auditors revise their reports as appropriate.

Statement of Operations, F-3

17. We note that the net losses for the period ended June 30, 2004 and September 30, 2004 are unchanged. Please confirm that the Statement of Operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period in accordance with paragraph D16 of SFAS 141.

18. We have read your response to comment 60. However, we were unable to locate any revisions to your financial statements to recognize the fair value of uncompensated, contributed services provided by officers and directors. Please revise your financial statements or advise us.

Note 4.  Capitalized Leases Payable, page F-10

19. Please disclose the future minimum lease payments for your capital leases as required by paragraph 16(a) (ii) of SFAS 13.

Note 7.  Related Party Transaction, F-11

20. We note that you disclose that you owe your parent company, Addison-David Diagnostics, Inc., $374,596; however that amount is not recorded on your balance sheet. It appears that this amount was recorded prior to you retroactively restating your financial statements. Please advise us and revise your disclosures to eliminate all inconsistencies.

Note 12. Subsequent Events, page F-12

21. We note your response to comment 64 however we could not locate
the disclosures requested. Please disclose the fair value of the Callable Note Warrants issued in November 2004 and disclose how the fair value of the Warrants was computed. Discuss the impact the issuance of these notes and warrants will have on future results of
operations.   It appears that the allocation of the proceeds of
the
debt based on the relative fair values of the two securities at time of issuance results in a debt discount and not a beneficial conversion feature. Please revise your disclosures or tell us how you complied with paragraph 16 of APB 14.

Financial Statements as of September 30, 2004

22. Based on the preceding comments, please revise your interim financial statements disclosures as appropriate.

Statements of Operations, page F-16

23. The weighted average number of common share outstanding is inconsistent with your disclosures in the June 30 financial statements and in other sections of the financial statements.
Please
revise your disclosures to eliminate all inconsistencies or advise us.

Statement of Cash Flows, page F-18

24. We note that your cash at end of the three month period, $262,924, does not equal the cash balance on your September balance sheet, $13,967. Please revise to eliminate this inconsistency.

Notes to Financial Statements as of September 30, 2004, page F-20

25. We have read your response to comment 66 however the statement required by Instruction 2 to Item 310(b) of Regulation S-B is required for interim financial statements regardless of whether the financial statements are audited or reviewed.

*	*	*	*	*

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Todd Sherman at (202) 824-5358 or Don Abbott at
(202) 942-2819 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 824-5304 or John Krug at (202) 942-2979 with any other questions.

								Sincerely,

								Jeffrey P. Riedler
								Assistant Director
cc:	Darrin M. Ocasio, Esq.
??

??

??

??

Mr. Federico G. Cabo
February 23, 2005
Page 1